Exhibit (a)(5)(iii)

ICAHN ENTERPRISES LP EXTENDS TENDER OFFER

TO ACQUIRE DYNEGY INC. TO ALLOW TIME FOR

FERC APPROVAL

New York, New York, January 26, 2011 – Icahn Enterprises LP (NYSE: IEP) today announced that its wholly-owned subsidiary, IEH Merger Sub LLC, has extended the expiration date of its previously announced tender offer for all outstanding shares of common stock, including the associated rights, of Dynegy Inc. (NYSE: DYN) for $5.50 per share in cash, without interest and less any applicable withholding taxes, until 5:00 p.m., New York City time, on February 9, 2011, unless further extended or earlier terminated. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 25, 2011. All other terms and conditions of the tender offer remain unchanged.

On December 22, 2010, IEH Merger Sub commenced the tender offer for shares of Dynegy common stock in accordance with the merger agreement with Dynegy. The tender offer is being extended because certain conditions to the tender offer have not been satisfied as of the previously scheduled expiration date, including receipt of the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of midnight, New York City time, on January 25, 2011, approximately 5,398,317 shares of Dynegy’s common stock had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 4.42% of the outstanding shares of Dynegy common stock.

The Depositary for the tender offer is American Stock Transfer & Trust Company LLC, Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. The tender offer materials may be obtained at no charge by directing a request to Morrow & Co., LLC by mail at the address provided above or by calling toll-free (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

About Icahn Enterprises L.P.

Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in seven primary business segments: Investment Management, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Dynegy Inc. (the “Company”) common stock was made pursuant to an offer to purchase, as amended, and related materials that IEH Merger Sub LLC, (“Offeror”), an indirectly wholly owned subsidiary of Icahn Enterprises L.P., and Icahn Enterprises Holdings LP, as co-bidder, filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2010. On December 23, 2010, the Offeror and co-bidder also filed a tender offer statement on Schedule TO, as amended, with the SEC, and on December 30, 2010, the Company filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. The tender offer materials were sent free of charge to all stockholders of the Company on or about December 22, 2010 and the solicitation/recommendation statement was sent free of charge to all stockholders of the Company on or about December 30, 2010.

All of these materials (and all other materials filed by the Offeror or the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by directing a request to Morrow & Co., LLC by mail to 470 West Avenue, Stamford, CT 06902 or by calling toll-free (800) 607-0088 or (203) 658-9400.

CONTACT:

Icahn Enterprises L.P. Dominick Ragone, Chief Financial Officer (646) 861-7500